

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Via U.S. Mail

Shelley Guidarelli
President and Chief Executive Officer
Norman Cay Development Inc.
4472 Winding Lane
Stevensville, MI 49127

> **Re: Norman Cay Development Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed July 20, 2010**
> **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We substantially reissue comment two from our letter dated June 25, 2010. Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Use of Proceeds, Capitalization, and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

2. Please insert on the prospectus cover page the disclosure requested in comment three from our letter dated June 25, 2010 about the limitations on resales by purchasers in the offering due to the shell company status of the company.

Prospectus Summary, page 6

3.   You disclose in the penultimate paragraph on page 6 that "[t]he Company intends to begin operations in the coming months and believes it will be able to do so even if no funds are raised hereunder." Disclose the basis for the company's belief. Explain exactly what you mean by "begin operations." Disclose how, if you raise no funds from the offering, you will be able to pay for the costs of the offering, meet the costs of being a reporting company and begin operations. Provide quantified disclosure.

4.   As requested in comment five from our letter dated June 25, 2010, disclose in the prospectus summary whether Ms. Guidarelli, the company, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Summary of the Offering, page 7

5.   Revise this section so that it is clear that the company may receive no or minimal proceeds from the offering.

Risk Factors, page 8

Shareholders who hold unregistered securities of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a "shell company," page 9

6.   Please revise this risk factor and your references to "unregistered" securities. The resale limitations of Rule 144(i) apply to unrestricted as well as restricted securities. Refer to Section II.F.6 of SEC Release No. 33-8869 (December 6, 2007), available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Key management personnel may leave the company…, page 11

7.   We reissue comment 14 from our letter dated June 25, 2010. Revise this risk factor disclosure and subheading to focus on the fact that you are dependent upon your sole officer and director, who lacks experience in your proposed business and devotes her time to her other businesses.

Use of Proceeds, page 13

8.   We reissue comment 15 from our letter dated June 25, 2010. Please revise to disclose how you determined the net proceeds from this offering will allow you to operate for the next 12 months. Clarify what your intended business activities will be the next 12 months.

Market for Common Equity and Related Shareholder Matters, page 17

No Public Market for Our Common Stock, page 17

9.   Please revise your reference to your applying for trading of your common stock on the over-the-counter bulletin board. The over-the-counter bulletin board is not an issuer listing service, market or exchange, and there is no business relationship between the over-the-counter bulletin board and the issuer. Instead, explain how a company's stock becomes eligible and remains eligible for quotation by a market maker.

Management's Discussion and Analysis, page 20

10.   We reissue comment 17 from our letter dated June 25, 2010. In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern.

11.   We reissue comment 18 from our letter dated June 25, 2010. Please revise to provide a time line for achieving each step in your proposed business plan and the associated costs. For example, disclose your costs for obtaining a reseller license, leasing and building out a storefront or kiosk, buying the necessary start-up equipment, hiring employees, and generally starting operations. Discuss when you expect to complete each step. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your lack of an external credit facility.

12.   We reissue comment 19 from our letter dated June 25, 2010. You disclose that you have financed your operating and cash flow needs through debt financing from private investors. Please disclose the amount of funding you have received and the material terms of the loans. In this regard, we note your disclosure in Note 3 and Note 6 to the financial statements that you issued a note payable on April 29, 2010 for $9,928 and a note payable on May 10, 2010 for $20,000. Discuss how these notes impact your liquidity and how you intend to satisfy your obligations under the notes. File your material debt agreements as exhibits.

Executive compensation, page 22

13.   Please confirm that the dollar value reported in the column "Stock Awards ($)(e)" represents the grant date aggregate fair value of the stock award computed in accordance with FASB ASC Topic 718 rather than the aggregate number of shares underlying the award. Refer to Regulation S-K Item 402(n)(v) and the Instructions to Item 402(n)(2)(vi) and (vi).

Financial Statements, page F-1

14.   It is unclear to us why you have removed the report of your independent registered public accounting firm. In this regard, we note at Exhibit 23 that the auditors have consented to the inclusion of such report in your filing. Please revise your filing to include an audit report and a currently dated consent.

Exhibits

15.   Please revise your reference to Exhibit 5.1 in the exhibit index so that it refers to the opinion of counsel and not to the consent of counsel.

Exhibit 5.1

16.   We note that counsel opines that "the outstanding Shares described in the Registration Statement, are legally issued, fully paid and non-assessable;" however, the company is offering newly issued shares pursuant to the registration statement. Please have counsel revise its opinion accordingly.

        You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Via facsimile to 619-330-1888
       Wade D. Huettel, Esq.
       Carrillo Huettel, LLP